Exhibit 99.3

Xiao-I Releases Cutting-Edge Large Language Model “Hua
Zang” to Create China’s Own ChatGPT

SHANGHAI, China, (June 30, 2023) -- Xiao-I Corporation (Nasdaq: AIXI) (“Xiao-I” or the “Company”), a leading cognitive artificial intelligence (“AI”) enterprise in China, celebrated today the launch of its advanced Large Language Model (LLM) called “Hua Zang”.

This state-of-the-art model, developed with proprietary algorithms and a dedicated team of around 200 engineers, aims to build China’s own ChatGPT to serve thousands of industries and businesses by creating a new business model.

Xiao-I’s “Hua Zang” LLM is a universal language model that relies on its rich database and covers hundreds of natural language processing capabilities. The model utilizes independently collected, acquired, and aggregated data that has been thoroughly cleaned and secured. It is analogous to an operating system and can empower various industries with its controllable, customizable, and deliverable performance, helping them achieve commercial success.

Mr. Hui Yuan, Chairman and CEO of Xiao-I, declared, “Our large language model serves as a catalyst for our vision to establish China’s own ChatGPT, deeply embedding our technology in various sectors and fostering a symbiotic relationship with the AI ecosystem.”

The launch of Xiao-I’s LLMs represents the next step in the company’s ambition to develop a brand-new business ecosystem in the next few months to come while completing language coverage and introducing international market applications. In this way, Xiao-I intends to disrupt traditional business models by providing open source platform within a global business ecosystem.

3 Key Features of Xiao-I’s Large Language Model:

●	Controllable: The model ensures control in aspects of ideology, laws and regulations, algorithm capabilities, cultural values, and ethics, including data security and content output at the national and enterprise levels.

●	Customizable: The model can be customized to specific customer needs, including model customization, content customization, component customization, and scenario customization.

●	Deliverable: The model is characterized by its industry applications with low computing costs, low deployment costs, and low training costs.

During this event, Xiao-I comprehensively presented the intelligence and attributes of the model through product demonstrations, explanations, and experiences, while showcasing the vision and milestones of Xiao-I.

Meanwhile, Mr. Du Yuqing, Senior Vice President of Xiao-I, elaborated on the key performances of the Xiao-I LLM. He explained that the LLM links information services based on component extension. Meanwhile, it enriches comprehension abilities by language enhancement. Its “iLifelong Learning” (iL³) methodology can iterate rapidly. In addition, it may extend its future applications through intelligent augmentation. With its unique Linear Framework (LF), the model can be customized according to the needs of customers.

The Xiao-I LLM has a wide range of applications across various sectors, including financial services, government, healthcare, construction, energy, telecommunications, education, e-commerce, logistics, travel and tourism, media, manufacturing, automotive, pharmaceuticals, judiciary, and retail, among others.

About Xiao-I Corporation

Xiao-I is leading the development of the global AI industry with cognitive intelligence as its core. Since its establishment in 2001, the Company has focused on natural language processing-based cognitive intelligence patents and their industrial applications. Upholding a customer-oriented core value, Xiao-I offers a range of solutions and comprehensive services from technology to products for global enterprise customers.

After over 20 years of dedicated efforts, Xiao-I’s technologies have been deployed in thousands of application scenarios across various sectors, such as customer service center, intelligent finance, smart enterprises, smart energy and transportation, smart education, smart healthcare, smart manufacturing, intelligent parks, and intelligent construction and communication. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact

PTG-ASIA

Ms. Grace Hsu

+86 13717891416

Email: grace@ptg-asiagroup.com